Exhibit 99.7

PRESS RELEASE

INTESA SANPAOLO IS SET UP: THE MANAGEMENT BOARD

•    Meeting of the first Management Board of Intesa Sanpaolo

•    Corrado Passera appointed Managing Director and CEO

•    Pietro Modiano appointed General Manager, Deputy to the CEO, in charge of the Division “Banca dei Territori” and Francesco Micheli General Manager in charge of the Resource Governance

•    Organisational structure approved and management team in charge of the 6 Business Units and 16 Head Office Departments appointed

Torino, Milano, 2nd January 2007 – The Management Board of Intesa Sanpaolo – appointed today by the Supervisory Board – held its first meeting today under the chairmanship of Enrico Salza.

The Management Board resolved upon the appointment of Corrado Passera as Managing Director and Chief Executive Officer. The Board is composed as set out below:

Management Board
Enrico Salza	Chairman
Orazio Rossi	Deputy Chairman
Corrado Passera	Managing Director and CEO
Elio Catania	Board Member
Gianluigi Garrino	Board Member
Giuseppe Fontana	Board Member
Giovanni Battista Limonta	Board Member
Virgilio Marrone	Board Member
Emilio Ottolenghi	Board Member
Giovanni Perissinotto	Board Member
Marcello Sala	Board Member

In addition, the Management Board appointed Pietro Modiano General Manager, Deputy to the CEO, in charge of the Division “Banca dei Territori”, Francesco Micheli General Manager in charge of the Resource Governance and Bruno Picca as the Manager in charge of preparing the Company’s financial reports.

Moreover, the Management Board approved the organisational structure, made up of 6 Business Units and 16 Head Office Departments, and appointed the managers in charge.

Business Unit		Manager in Charge
Banca dei Territori Division		Pietro Modiano, General Manager Deputy to the CEO
Corporate & Investment Banking Division		Gaetano Miccichè (1)
Foreign Banks Division		Giovanni Boccolini
BIIS Banca OPI }	Public Finance	Mario Ciaccia, in charge of BIIS (2) Carla Ferrari, in charge of Banca OPI
Eurizon Financial Group		Mario Greco
Group’s Finance		Corrado Passera, ad interim

(1) Gaetano Miccichè will be Chairman of Banca IMI and be in charge of the merger between Banca IMI and Banca Caboto

(2) Mario Ciaccia will be Chairman of Banca OPI and be in charge of the merger between Banca OPI and BIIS

The Business Units report directly to the CEO. The 26 Area Managers of the Banca dei Territori will be appointed during the current month. Gaetano Miccichè will replace Pietro Modiano as chairman of Banca IMI and be in charge of the drawing up of the merger project between Banca Caboto and Banca IMI. Mario Ciaccia will replace Alfonso Iozzo as chairman of Banca OPI and be in charge of the preparation of the merger project between BIIS and Banca OPI.

Head Office Department	Manager in charge
Corporate Affairs and Development	Piero Luongo
External Relations	Vittorio Meloni
Internal Auditing	Renato Dalla Riva
Human Resources and Organisation	Maurizio Montagnese
ICT Systems	Pier Luigi Curcuruto
Operations	Maurizio Manzotti
Real Estate and Procurement	Giulio Bellan
Security	Giuseppe Gualtiero
Planning, Capital Management and Synergy Control	Carlo Messina, ad interim
Control	Lucia Ariano
Risk Management	Davide Alfonsi
Lending Decisions	Eugenio Rossetti
Lending Policies and Processes	Flavio Venturini, ad interim
Administration and Tax	Ernesto Riva
Legal Affairs and Cases	Elisabetta Lunati
Loan Recovery	Stefano Marchetti

Some Head Office Departments are grouped according to their function and four managers support the CEO in supervising them:

• Resource Governance: Francesco Micheli (General Manager)

• Human Resources and Organisation Department

• ICT Systems Department

• Operations Department

• Real Estate and Procurement Department

• Security Department

• Value Governance: Carlo Messina

• Planning, Capital Management and Synergy Control Department

• Control Department

• Risk Management Department

• Credit Governance: Flavio Venturini

• Lending Decisions Department

• Lending Policies and Processes Department

• Administration Governance: Bruno Picca

• Administration and Tax Department

• Legal Affairs and Cases Department

• Loan Recovery Department.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation  of an offer to purchase, sell or exchange any securities.  The shares of Intesa Sanpaolo S.p.A. may not be  offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

Investor Relations	Media Relations
Andrea TAMAGNINI	Costanza ESCLAPON
investorelations@bancaintesa.it	stampa@bancaintesa.it
+39.02.87943180	+39.02.87963531
Dean QUINN	Filippo VECCHIO
+39.011.5552593	+39.011.5557747
investor.relations@sanpaoloimi.com	infomedia@sanpaoloimi.com

www.intesasanpaolo.com

Six Business Units

Head Office Departments